SMTC CORPORATION

635 Hood Road

Markham, Ontario, Canada L3R 4N6

May 26, 2009

BY EDGAR

Katherine Wray

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	SMTC Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2009
File No. 000-31041

Dear Ms. Wray:

As per your request in your letter of May 22, 2009 containing your comments on the filing referred to above, SMTC Corporation (the “Company”) hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call Stephanie D. Miller of Ropes & Gray LLP at (617) 951-7892.

Very truly yours, SMTC CORPORATION

By:	/s/ Jane Todd
Name: Jane Todd Title: Chief Financial Officer and Senior VP, Finance